Siliconware Precision Industries Co., Ltd.

No. 123, Sec. 3, Da Fong Road, Tantzu

Taichung, Taiwan, ROC

September 5, 2014

Mr. Martin James, Senior Assistant Chief Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Mr. Gary Newberry, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siliconware Precision Industries Co., Ltd.

Form 20-F for the fiscal year ended December 31, 2013

Filed April 24, 2014

File No. 000-30702

Dear Mr. James, Ms. Tillan and Mr. Newberry:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 25, 2014 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) of Siliconware Precision Industries Co., Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Form 20-F for the Fiscal year Ended December 31, 2013

Item 18. Financial Statements

Note 22. Revenue Recognition, page F-17

1.	We note your responses to prior comments 1 and 2, and the disclosure you propose to include in future filings. Please further revise that disclosure to indicate, similar to your response to prior comment 2, that fees for each stage of services are negotiated independently and the fee for a specific stage is the then market price for that stage.

The Company agrees to follow the Staff’s comment to include a further description in the accounting policies of revenue recognition in future filings as follows:

“Services provided by the Company include wafer bumping, wafer sort, IC packaging and final testing. Actual services and fees of the Company may vary by customers and are pre-agreed before provision of services. The Company regards each of the captioned services as a separate stage. Fees for each stage of services are negotiated independently and the fee for a specific stage is the then market price for that stage. Revenue is recognized when each stage of services has been completed. Each stage is performed as a whole and may not be separated or proportioned.”

Note 30. Commitments and Contingencies, page F-43

2.	We note from your response to prior comment 3 that you view the loss of settlement as unrelated to your operations because the settlement was based on an allegation of infringement and no finding of infringement was ever made by a court of proper jurisdiction. We would expect that it is normal operational activity for companies to defend their patents used in operations against claims of infringement, whether litigated or settled. Since the patents involved are used by your operations, we continue to believe that the associated settlement costs are representative of activities that would normally be regarded as operating. Refer to BC 56 of IAS 1.

The Company has considered the Staff’s comments in its August 25 letter, as well as the comments made by the Staff during the conference call held between the Company and Staff on August 28, 2014. Although the Company’s decision to classify the settlement loss as a non-operating expense was based upon the Company’s understanding of the rules as well as the acceptance of such classification by the Taiwan local authorities, the Company respects the Staff’s comments and respectfully advises the Staff that it will reclassify the settlement loss to operating expense. In addition, the Company proposes to revise its 2013 financial statements when filing its Year 2014 20-F, including forepart and F-pages, instead of filing an amendment to the Company’s Year 2013 20-F to revise the 2013 financial statements, because the impact of reclassification is immaterial. Major considerations are listed as follows:

1.	The reclassification impact is immaterial. Although the operating margin in 2013 slightly decreases from 11% to 10% and non-operating revenues/expenses change from expense of NT$486 million to revenue of NT$410 million due to this reclassification, there is no impact on the Company’s gross margin, income from continuing operations before income tax, net income or earnings per ADS. Please refer to the statement of income before and after the revision below:

In thousands of New Taiwan Dollars	Before Revision	%	After Revision	%

Operating Revenues	$69,356,192	100	$69,356,192	100
Operating Costs	(54,925,674)	(79)	(54,925,674)	(79)

Gross Profit	14,430,518	21	14,430,518	21

Operating Expenses
Selling expenses	(839,723)	(1)	(839,723)	(1)
General and administrative expenses	(2,248,938)	(3)	(2,248,938)	(3)
Research and development expenses	(3,406,702)	(5)	(3,406,702)	(5)
Loss of settlement		—	(896,250)	(1)

	(6,495,363)	(10)	(7,391,613)	(11)

Operating Profit	7,935,155	11	7,038,905	10

Non-operating Revenues and Expenses
Other income	270,612	0	270,612	0
Other gains and losses, net	326,095	0	326,095	0
Finance costs	(270,736)	(0)	(270,736)	(0)
Share of loss of associates and joint venture accounted for using the equity method	(85,378)	(0)	(85,378)	(0)
Dividend income	169,211	0	169,211	0
Loss of settlement	(896,250)	(1)		—

	(486,446)	(1)	409,804	1

Income from Continuing Operations before Income Tax	7,448,709	10	7,448,709	10
Income Tax Expense	(1,606,700)	(2)	(1,606,700)	(2)

Net Income	$5,842,009	8	$5,842,009	8

2.	The loss of settlement has been and will be presented by using a separate line item in the income statement with a detail footnote disclosure to explain such a transaction. The Company believes that the readers of the Company’s financial statements would not be misled by this non-operating classification. In addition, the footnote for the reclassified financial statements will state that the loss of settlement item was included under Non-operating Revenues and Expenses in the Company’s previous financial statements. The Company believes that, with full information provided, the Company has provided transparent information to the investors.

3.	The reclassification has no impact on the Company’s adherence to covenants of any financial agreements or contracts.

4.	The loss of settlement is the result of a one-time event. In the history of the Company, this has been the only patent infringement litigation it has ever faced, so the Company believes that readers of the Company’s financial statements would tend not to take this item into account when conducting valuation model.

In addition, in early May 2013 right after the Company announced the settlement event, there were no significant fluctuations on the Company’s share prices. The closing share price (before the announcement) was NT$35 per share at the announcement date, while it ranged between NT$34.5 to NT$35.5 during the next 10 days after the announcement date. The Company believes the settlement event has no significant impact on the investment decisions of analysts and investors.

In addition to the above four points, as the classification in non-operating expenses has been agreed by Taiwan’s regulators, the revision approach will provide the Company with more time to effectively communicate with the regulators so that any potential, unnecessary adverse impact may be avoided.

*            *             *

In connection with the response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Stated.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886 (4) 2534-1525 or by E-Mail to evachen@spil.com.tw.

Sincerely,

/s/ Eva Chen

Eva Chen
Chief Financial Officer